UNITED DOMINION REALTY TRUST, INC.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129
November 28, 2006
VIA EDGAR
Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

RE:	United Dominion Realty Trust, Inc. Form 10-K for the fiscal year ended December 31, 2005 Filed March 7, 2006 File No. 001-10524
Dear Mr. Gordon:
This letter is in response to your comment letter dated November 15, 2006 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed by United Dominion Realty Trust, Inc. (the “Company”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Note 10. Commitments and Contingencies
Contingencies
Series C Out-Performance Program, page 66
1. With respect to the Series C Out-Performance Program, please tell what consideration you gave to presenting the company’s earnings per share under the Two-Class method as discussed in paragraphs 60 and 61 of SFAS 128 and EITF 03-06.

Response:
Under SFAS 128, contingently issuable shares are to be included in basic earnings per share as of the date that all necessary conditions have been met. Contingently issuable shares are to be included in diluted earnings per share as of the beginning of the period that all necessary conditions have been met.
SFAS 128 goes on to state that prior to the end of the contingency period, the number of contingently issuable shares to be included in diluted earnings per share should be based on the number of shares that would be issuable under the terms of the arrangement if the end of the reporting period were the end of the contingency period.
The Series C Out-Performance Program is measured based on United Dominion’s common stock’s cumulative total return over a thirty-six month period from June 1, 2005 to May 30, 2008. As of December 31, 2005, United Dominion’s common stock’s cumulative total return did not surpass the program’s thresholds; therefore, no shares would have been issued as of December 31, 2005 had the program terminated on that date.
The Company has considered the presentation of earnings per share under the Two-Class method as discussed in paragraphs 60 and 61 of SFAS 128 and EITF 03-06. However, there would not have been any shares issued as of December 31, 2005 had the Series C Out-Performance Program terminated on that date, therefore under paragraphs 10 and 30 — 35 of SFAS 128, these shares were not included in the calculation of earnings per share.
Exhibits 31.1 and 31.2
2. In future filings, when identifying the individual at the beginning of the certification, please do not include the title of the certifying individual.
Response:
The Company will comply with this comment in future filings by identifying the individual by name only in Exhibits 31.1 and 31.2.
We trust the responses above adequately address the Staff’s comments set forth in its comment letter dated November 15, 2006. Further, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or inquiries regarding the foregoing to Brian V. Caid, Esq., of Morrison & Foerster LLP; telephone: (303) 592-2253; facsimile: (303) 592-1510 or the undersigned; telephone: (720) 283-6139; facsimile (720) 283-2451.
Sincerely,
/s/ David Messenger
David Messenger
Vice President and Chief Accounting Officer

cc:	William Demarest, U.S. Securities and Exchange Commission
Warren L. Troupe, Esq., Morrison & Foerster LLP
Robert Langer, Ernst & Young LLP